                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 1 FOR THE MONTH OF JULY 2003

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]        Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]                No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on June 1, 2003, it was resolved to approve the Registrant's unaudited financial statements as of March 31, 2003.

A translation of the Financial Report as of March 31, 2003 issued by the Registrant is included as Exhibit 1 to this Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           INDUSTRIAL DEVELOPMENT BANK
                                           OF ISRAEL LIMITED

Date: July 3, 2003                      By: /s/ Michael Warzager

                                                       Michael Warzager
                                                       General Counsel

                                                By: /s/ Moshe Hashavia

                                                        Moshe Hashavia
                                                        General Secretary

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                        MARCH 31, 2003 REPORT (UNAUDITED)

CONTENTS

                                                                    PAGE
Report of the Board of Directors                                      2

Management Review                                                    17

Condensed Financial Statements as of March 31, 2003 and Annexes      20

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
CONDENSED REPORT OF THE BOARD OF DIRECTORS OF THE BANK
TO THE FINANCIAL STATEMENT AS OF MARCH 31, 2003

GENERAL

At the meeting of the Board of Directors held on June 1, 2003, it was resolved to approve the unaudited Bank's financial statements as of March 31, 2003.

The financial statements are presented in accordance with the directives of the Supervisor of Banks. The data included in the financial statements is adjusted for inflation and stated in terms of NIS of March 2003.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter-the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

On August 26, 2002, the Bank's board of directors resolved to approve the sale of the Bank's banking activities, in accordance with the decision taken in the matter by the Israeli Government on that same day. In view of the difficulties which arose in a short-term, "all or nothing" sale of the asset and liability portfolio of the Bank, the Bank's board of directors resolved on February 27, 2003 to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a controlled sell-off of the credit assets of the Bank over a four-year period. In taking this decision, the board of directors based itself on, among other things, its evaluation that, should the underlying assumptions of the Run-Off plan come to fruition (among which are the continued existence of the extraordinary credit line from the Bank of Israel and the adaptation thereof to the needs of the plan, and lowering the interest rate applicable to the extraordinary credit line to the Bank of Israel interest rate), the Bank will be left with a surplus of assets over liabilities at the end of the plan, which will allow for a return, if only partial, of the Bank's share capital. On the other hand, the board of directors is of the opinion that the alternative to the Run-Off plan, i.e., the immediate discontinuance of the operations of the Bank and the sale of its assets over the short-term within a legal or other setting, conceals within it, as a direct result of a quick sell-off, the risk of incurring large scale losses.

GOVERNMENT DECISION PERTAINING TO THE BANK

On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the asset and liability portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the board of directors of the Bank resolved to approve the sale of the Bank's banking activity, to cooperate during the sales process so as to facilitate its implementation, and to direct Bank Management, as needed.

On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio) (activity portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the board of directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

The letter stipulates that the Government deposits with the Bank in respect of loans granted by the Bank to a certain company under the guarantee of the State of Israel (hereinafter - the "deposits"), up to the level of the credit granted by the Bank of Israel, would become subordinated deposits. According to the letter, the subordination would be relative to the liabilities of the Bank for the credit (principal only) granted by the Bank of Israel, such that, in the event that the total amount of the deposits falls below the total amount of the public's deposits with the Bank plus the aforementioned credit of the Bank of Israel (as long as they do not exceed NIS 4,162 million), the Government will not receive any amount from the Bank in respect of the current repayment of its deposits with the Bank. Should such an event occur, any normal repayment of the deposits will serve as a repayment of the liabilities of the Bank toward the public's deposits and toward the credit of the Bank of Israel, and only after that would it be applied toward the repayment of the Bank to the State of Israel in respect of the deposits, until such time that the Government deposits are equal in amount to the public's deposits and the credit of the Bank of Israel (not to exceed NIS 4,162 million). Upon the sale of the asset and liability portfolio of the Bank, all of the Banks liabilities to the Bank of Israel will be repaid and the subordination of the deposits will be cancelled upon the repayment.

In accordance with the Bank's understanding of the aforementioned letter of the Accountant General, in the event that the deposits of the State of Israel fall "below the total of the public's deposits plus the credit of the Bank of Israel", the State's deposits will be subordinated to the public's deposits and the credit of the Bank of Israel. Based on the total of the public's deposits and the credit of the Bank of Israel as of March 31, 2003, this event is scheduled to occur (in accordance with the repayment schedule of the State's deposits) in 2017.

THE EXTRAORDINARY LINE OF CREDIT FROM THE BANK OF ISRAEL

On September 9, 2002, the Governor notified the Bank as to his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

- The Bank will be able to obtain the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

- In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

- The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. Since then, a number of reductions have been made in the "Bank of Israel rate" and, on March 31, 2003, the rate was 8.7% per annum.

- The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

- The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

In the opinion of the board of directors, had the subordination of the State's deposits with the Bank been done to the satisfaction of the Governor, the Bank of Israel would have considered that as adequate security for the extraordinary credit line and there would be no further need to place a general pledge in favor of the Bank of Israel as above.

On September 10, 2002, the Bank's board of directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of the pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

On October 8, 2002, the Governor announced his decision whereby at the time of the accounting for the interest on the extraordinary credit line at the end of December 2002, and after implementation of the Government's decision to sell the Bank's asset and liability portfolio, the Bank of Israel will charge the Bank interest at the "Bank of Israel rate" plus 2% instead of plus 3%. However, if for any reason the sale of the portfolio is not completed, the additional amount above the "Bank of Israel rate" will remain 3%.

On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

On November 14, 2002, the extraordinary credit line was actually granted to the Bank. The amount of the framework at that date was set at NIS 2.2 billion. Until then, the Bank refrained from signing a debenture that generated a pledge in favor of the Bank of Israel, since prior to signing, the Bank wanted to know what interest rate its debit balance with the Bank of Israel would bear from the initial generation (August 20, 2002) until the granting of the extraordinary credit line. On November 14, 2002, the Governor notified the Bank that the aforementioned debit balance would bear annual interest of 14.1% and the Bank signed the debenture in favor of the Bank of Israel, reserving its claim that the interest on the debit balance should be no higher than the interest on the extraordinary credit line.

As a result of the decision of the Governor regarding the interest rate on the debit balance of the Bank with the Bank of Israel, the Bank was charged interest at a rate of 14.1% per annum, in a total amount of NIS 51.6 million in respect of the period from August 20, 2002 through November 13, 2002. In addition to this charge, the Bank was charged interest in a total amount of NIS 3 million at an annual rate of 48% (adjusted interest - 61%) in respect of the deficits in its liquidity requirement relating to the period prior to the granting of the extraordinary credit line. The Bank expressed reservations regarding this charge, but clarifications into this matter have not yet been completed.

As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

- Loans and credits under State guarantee at a total balance sheet value, as of March 31, 2003, of NIS 7.1 billion.

- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

For further information regarding the pledge, see Note 17 to the financial statements of the Bank as of December 31, 2002.

During the period since January 1, 2003, the Bank has at times overextended itself beyond the credit line (i.e., the amount used exceeded the approved credit line) and also had deficits in respect of its liquidity requirements held with the Bank of Israel. In respect of these deviations and deficits, the Bank was charged interest by the Bank of Israel at an annual rate of 48% (adjusted interest - 61%). The amount of interest charged to the Bank in respect of the first quarter of 2003 was NIS 948 thousand.

The total amount of interest to the Bank of Israel included in the Bank's expenses (including in respect of the aforementioned deficits and deviations) in the first quarter of 2003 was NIS 64 million. Of this amount, NIS 15.4 million was for interest in excess of the accepted inter-bank interest.

The balance of the extraordinary credit line from the Bank of Israel (not including interest accrued, but not yet charged) as of March 31, 2003, was NIS 2,200 million. On May 28, 2003, the balance was NIS 2,190 million.

The Bank petitioned the Governor with a request to approve an increase of the line and to cancel the interest charges made in respect of the liquidity deficits the Bank suffered, but to date, its requests have not yet been approved.

As mentioned above, the extraordinary credit line was originally placed at the disposal of the Bank until May 10, 2003. The Bank asked the Governor to extend the expiration date. On May 8, 2003, the Governor notified the Bank that the line would be extended to May 31, 2003, and on May 28, 2003, he notified the Bank of an additional extension until June 30, 2003, stating that the extension had been granted to allow the Israeli Government time to reach decisions on the affairs of the Bank.

THE DECISION TO SELL THE BANK'S ASSET AND LIABILITY PORTFOLIO

On November 13, 2002, the board of directors of the Bank approved the layout and the principles of the sale of the Bank's asset and liability portfolio. The asset portfolio offered for sale by the board of directors included credit granted to the public, credit to governments, and real assets, at a balance sheet value as of December 31, 2002 of NIS 4.3 billion. The liability portfolio included deposits of the public, banks and the Israeli Government at a total balance sheet value, as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (comprised mainly of loans guaranteed by the State of Israel to a certain company and the perpetual deposit with the Finance Ministry) had a balance sheet value, as of December 31, 2002, of NIS 8.2 billion, while the liabilities not offered for sale (comprised mainly of State deposits for granting the aforementioned loans and the credit line of the Bank of Israel) had a balance sheet value, as of December 31, 2002, of NIS 9.4 billion. The sale was approved as an "all or nothing" sale, to one or more purchasers, but the board of directors clarified its position that the approval does not reject the possibility of having the sale take on some other form, should it become clear during negotiations with potential purchasers that through a different kind of sale, the Bank may receive a higher consideration for the portfolio it is selling. Under the format of the approved sale, the "proposal documents" were supposed to be handed over to the parties competing for the purchase by December 20, 2002. On that same date, the "information room" was supposed to have been opened.

As a result of the aforementioned approval of the board of directors, the Bank contacted other banks that it viewed as potential purchasers of its asset and liability portfolio, in order to discuss their participation in the sales process. The initial contacts of the Bank and the succeeding deliberations did not bear fruit, and the information room that was opened by the Bank was closed at the end of January 2003, without even one of the aforementioned banks requesting to enter the room in order to perform a due diligence.

THE RUN-OFF PLAN

After the board of directors received a report on the difficulties in carrying out the sale of the Bank's asset and liability portfolio as an "all or nothing" sale, the board reached the conclusion that it should entertain other alternatives to the sale. At its meeting of February 27, 2003, the board adopted the principles of a proposed run-off plan prepared by outside consultants. The components of the run-off plan, the principles of which were adopted, include, among other things, a supervised sale of the Bank's credit assets, by way of collection of some of the credit, and a segmented sale of some of the other credit, to be conducted over a 4-year period, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the run-off plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

The board of directors decided to adopt in principle the proposed run-off plan, seeing in it, under the existing circumstances, the practical alternative in selling the Bank's assets. In addition, the board also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks (beyond those already decided upon in the past and currently being implemented) in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts. This plan is fully integrated with the run-off plan and is an integral part thereof, as it paves the way and sets the stages in which the cuts in operating expenses will be made as part of the run-off plan. In view of the existing decisions of the State authorities regarding the matters of the Bank, and in view of the floating charge the Bank placed on its assets in favor of the Bank of Israel, and the dependency of the Bank on the continuation of the extraordinary credit line of the Bank of Israel, the Bank will have to obtain the agreement and the cooperation of the State authorities to the run-off plan in order to guarantee its success. To further this end, the Bank maintains ongoing contacts with those authorities. The Bank expects that, in the near future, the Government will make a decision amending its previous decision of September 1, 2002, as required by adoption of the run-off plan.

In accordance with the run-off plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. The Bank foresees that as a result of the intensive handling of the problematic collections, there will be a significant increase in the Bank's collection costs and legal fees.

As part of the implementation of the run-off plan, the Bank has already reduced and/or ceased activities it previously conducted. As of the date of the publication of this report, the Bank significantly reduced its foreign currency and foreign trade activity, or is about to cease the following activities: maintenance of a transaction room (for customers), maintenance of current accounts and securities accounts (for private customers), making grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. The number of Bank employees, which at January 1, 2002 was 170, was reduced to 128 by March 31, 2003, and will be further reduced to 106 people by June 30, 2003. This number will be further reduced by about half before the end of 2003. Bank Management expects the reduction in its manpower to result in a significant reduction in its payroll costs for 2003.

In addition, the Bank has also been taking energetic steps to significantly reduce operating costs that have the elasticity to be reduced over the immediate term.

The reduction in operating expenses will be achieved by, among other means, the Bank's move to new facilities. The Bank is currently making efforts to move its offices from their present location to a new location in Tel Aviv. The new offices into which the Bank plans on moving in a few months, will cover an area of one-third the size of the facilities the Bank occupied in January 2002, and the rent per square meter will also be significantly lower than what the Bank has been paying to date.

As a direct result of the Bank's policy and the great efforts it has been investing in collecting its credit, the Bank has significantly reduced the balance of the credit still held by the public. This balance (not including loans with State guarantees to a certain company), which at December 31, 2001, stood at amount of NIS 5,381 million, reached an amount of NIS 4,091 million on December 31, 2002, and an amount of NIS 3,516 million on May 26, 2003. Even after taking into consideration the allowances for doubtful debts that were set up during this period, we are dealing with collections in sizable amounts, which exceed the ongoing collection targets set by the run-off plan.

As a result of the developments of the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of March 31, 2003 was NIS 989 million, compared with NIS 3,695 million on June 30, 2002, and NIS 1,326 million on December 31, 2002. On May 26, 2003, the balance amounted to NIS 814 million.

The ability of the Bank to repay its liabilities and its future operating format is conditioned on the continued existence of the extraordinary credit line from the Bank of Israel and the implementation of the run-off plan.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the run-off plan.

EXEMPTION FROM INCREASING THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

According to Directive 315 of the Directives for Proper Banking Procedures, a banking institution must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio (hereinafter - the "aforementioned capital"). These limits include, among other things, a limit on the indebtedness of an individual borrower or a borrower group, and limits on the indebtedness in respect of the financing of the acquisition of means of control.

The Directives for Proper Banking Procedures also stipulate that the aforementioned capital is comprised of (among other things) "first-tier" capital and "second-tier" capital, and in determining the aforementioned capital, "second-tier" capital that exceeds "first-tier" capital shall not be taken into consideration. Due to the sharp decrease in the "Bank's first-tier capital", a large portion of the Bank's "second-tier" capital remains unutilized (such that as of December 31, 2002, NIS 527 million of the total amount of NIS 594 million "second-tier" remains unutilized), and the aforementioned capital reached an amount of only NIS 133 million as of December 31, 2002. As a result, the amounts of many of the borrowers' debts with the Bank considerably exceed the amounts of the aforementioned limits.

The Bank petitioned the Bank of Israel with a request to exempt the Bank from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits, or to recognize the Bank's entire "second-tier capital" for purposes of calculating the limits. On May 28, 2003, the Supervisor of Banks notified the Bank that, taking into consideration the expected Government decision regarding the Bank's affairs, he exempted the Bank from the requirement to increase the additional allowance for doubtful debts (under the aforementioned Directive no. 315) in respect of deviations from the indebtedness limits of an individual borrower and a borrower group, and in respect of deviations from limits in respect of financing means of controls in corporate entities.

Accordingly, in the Bank's financial statements as of March 31, 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from these limits. As of March 31, 2003, the additional allowance in respect of these deviations amounted to NIS 6.9 million, identical to the balance as of December 31, 2002. Please note that had the Bank been required to make an additional allowance in respect of these deviations, it would have had a material impact on the results of operations as reported in the Bank's financial statements as of March 31, 2003.

CAPITAL ADEQUACY

On March 31, 2003, the Bank's minimum capital ratio was 2.32%, compared with 2.86% on December 31, 2002, and with the 15% stipulated for the Bank by the Bank of Israel. The minimum capital ratio stipulated by the Supervisor of Banks in its Proper Banking Procedures is 9%.

On January 14, 2002, Bank of Israel issued an amendment to Directive No. 311 "Minimal Capital Ratio". The new directive changed the definitions related to second-tier capital. The Bank's position is that all the second-tier capital that existed according to the definitions that were in effect until the new directive was published should be included also in accordance with the new definitions. If the second-tier capital which is currently included in the calculation of the Bank's minimum capital ratio (according to the Bank) is not recognized under the new definitions, there will be a significant reduction in the Bank's minimum capital ratio. At the beginning of 2002, the Bank petitioned the Bank of Israel with a request to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto, and the Bank continues to present its minimum capital ratio in accordance with its present understanding, as above.

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares was deposited by the Bank with the Ministry of Finance in perpetual deposits (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters for which the last interim financial statements were issued reflected a loss.

The Bank ended the year 2001 with a loss and, commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the board of directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

- The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.

-        Non-existence of distributable profits under the Companies Law.

- The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

- The prohibition on distribution of dividends according to the Directives of Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

- The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the board of directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the board. The board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter.

In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or in liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's board of directors as described above. The requested clarification has still not been obtained.

At its meetings on February 27, 2003 and June 1, 2003, the board of directors once again discussed the matter of the dividend on these preferred shares. After discussing the considerations and circumstances described above, it decided to sustain its previous decision to refrain from distributing additional dividends at this time.

The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 31.6 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which also was not recorded, in the financial statements. Of this amount, an amount of NIS 9.4 million is in respect of the first quarter of 2003.

LITIGATION AND WRITS OF INDEMNIFICATION FOR SENIOR OFFICERS

Notes 7 and 8 of the financial statements present information regarding the significant legal claims filed against the Bank and regarding the writs of indemnification issued for the Bank's senior officers.

NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The value of the public's holdings in those shares, as of March 31, 2003, amounted to NIS 1.53 million. The number of ordinary preferred shares traded on the Stock Exchange was 1,000,000 and their par value amounted to NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares.

DEVELOPMENT OF REVENUES AND EXPENSES

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 8.6 million in the first quarter of 2003, compared with NIS 27.5 million in the first quarter of 2002.

The sharp decline in profit from financing activity derived mainly from the following factors:

- The reduction in the volume of the Bank's financing activity. The average balance of public credit (excluding credit from the State's deposit and guaranteed by the State) amounted to NIS 4,111 million during the first quarter of 2003, compared with an average of NIS 5,550 million during the first quarter of 2002.

- Cost of the credit line from the Bank of Israel - Commencing on August 20, 2002, the Bank needed a credit line from the Bank of Israel. The interest that was set for this credit line is significantly higher than the interest the Bank paid on the deposits which the credit line replaced. The interest on the credit line is the Bank of Israel rate, plus 3%. In respect of deviations from the credit line, the Bank is charged interest at a rate of 48% (adjusted rate of 61%). The interest charged in respect of the credit line for the first quarter of 2003 amounted to NIS 64 million, NIS 15.4 million higher than the interest paid on the deposits which the credit line replaced. This additional interest, obviously, reduced the Bank's profit from financing activity.

- The decrease in off-balance sheet activity - Concurrent with the decrease in assets, there was also a decrease in off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 543 million on March 31, 2003, compared with NIS 586 million on December 31, 2002 and NIS 1,094 on March 31, 2002.

- Termination of the activity of the transaction room - The operation of the Banks' transaction room for customers was discontinued. As a result, during the current quarter, there was no income from transactions in respect of derivative financial instruments, compared with income of NIS 7.3 million that was recorded under this item during the first quarter of 2002.

- An increase in non-income bearing debts - The balance of debts classified as non-income bearing debts, as of the beginning of the first quarter of 2003 amounted to NIS 605 million, compared with NIS 439 million at the beginning of the first quarter of 2002. As a result, the amount of interest and linkage differentials not recorded to financing income for the first quarter of 2003 was higher than the amount not recorded during the first quarter of 2002.

- On the other hand, the policy enacted by the Bank to increase the interest on the credit it grants reduced the decrease in income from financing activity deriving from all of the aforementioned factors. As a result of this policy, a positive margin was maintained in all segments (including the effect of derivatives).

ALLOWANCE FOR DOUBTFUL DEBTS - In the first quarter of 2003, the allowance amounted to NIS 18.8 million, compared with NIS 43.5 million in the first quarter of 2002. The specific allowance for doubtful debts amounted to NIS 17.0 million, compared with NIS 42.3 million in the first quarter of 2002.

An expense in an amount of NIS 1.8 million was recorded in respect of the additional allowance for doubtful debts, mainly as a result of the increase in the volume of the debts classified as problematic in general, and non-income bearing debts in particular.

As mentioned above, in this quarter, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from restrictions related to the indebtedness of a borrower or borrower group, and to the financing of the acquisition of means of control in corporate entities, all in accordance with the approval received from the Bank of Israel.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

                                                          MARCH 31   MARCH 31   DECEMBER 31
                                                            2003       2002        2002
                                                          --------   --------   -----------
Problematic debts
 Non-income bearing                                         638.2      534.0        605.3
 Restructured (2)                                            49.2      134.5         64.1
 Designated for restructuring (3)                            17.1       32.4         17.2
 Temporarily in arrears                                     169.9       72.7        133.7
 Under special supervision (*)                              498.5      617.3        477.2
                                                          -------    -------      -------

Total balance sheet credit to problematic borrowers (1)   1,372.9    1,390.9      1,297.5

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                       162.4       78.9        193.5
Debentures of problematic borrowers                           0.2        0.2          0.2
                                                          -------    -------      -------

Overall credit risk in respect of
 problematic borrowers (1)(4)                             1,535.5    1,470.0      1,491.2
                                                          =======    =======      =======

(*) Including an amount of NIS 269.7 million in respect of debts for which there is a specific allowance (as of March 31, 2002 - NIS 299.8 million and as of December 31, 2002 - NIS 240.9 million).

1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented below indicates an increase in the volume of debts that are classified as non-income bearing. The interest revenue in respect of these debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing.

OPERATING AND OTHER INCOME -This income amounted to NIS 3.3 million during the first quarter of 2003, compared with NIS 2.9 million in the first quarter of 2002. Income from operating commissions amounted to NIS 3.0 million, compared with NIS 4.6 million in the first quarter of 2002. The decrease reflects the decline in transactions executed by the customers through the Bank.

OPERATING AND OTHER EXPENSES - These expenses amounted to NIS 17.9 million for the first quarter of 2003, compared with NIS 22.6 million in the first quarter of 2002. Salary expenses amounted to NIS 9.4 million, compared with NIS 15.1 million during the first quarter of 2002. The reduction in salary expenses is expected to continue as a result of the continuing process of a reduction in manpower.

There was an increase in the item entitled "Other operating expenses" due mainly to legal consultancy fees.

INCOME FROM OTHER ITEMS - During the first quarter of 2003, no special income from the Ministry of Finance was included, due to the fact that the Bank stopped distributing dividends, as above.

NET LOSS - The Bank ended the first quarter of 2003 with a loss of NIS 24.7 million, compared with a loss of NIS 32.6 million during the first quarter of 2002.

EFFECT OF THE DIFFERENCE BETWEEN THE "CPI FOR THE MONTH" AND THE "KNOWN CPI" ON NET PROFIT - data regarding the effect on net profit of the difference between the rate of increase during the year in the "CPI for the month" and the rate of increase in the "Known CPI", computed in accordance with the directives of the Supervisor of Banks, is presented below:

                                                               THREE MONTHS ENDED MARCH 31    YEAR ENDED
                                                               ---------------------------   DECEMBER 31
                                                                   2003           2002           2002
                                                               ------------   ------------   -----------
                                                                     %              %             %
                                                               ------------   ------------   -----------
Rate of increase in "CPI for the month"                            0.30           1.77          6.69
Rate of increase in "Known CPI"                                    0.78           2.36          6.50
                                                                  -----          -----          ----

Difference                                                        (0.48)         (0.59)         0.19
                                                                  =====          =====          ====

CALCULATION OF THE EFFECT

                                                               THREE MONTHS ENDED MARCH 31     YEAR ENDED
                                                               ---------------------------    DECEMBER 31
                                                                   2003           2002           2002
                                                               ------------   ------------   ------------
                                                               NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                               ------------   ------------   ------------
Reported net loss                                                 (24.7)         (32.6)        (435.1)
Effect of the difference between the "CPI for the month" and the "Known CPI" on profit from financing operations before
 allowance for doubtful debts                                      (0.8)           1.7            0.1
Related tax effect                                                    -              -           (0.1)
                                                                  -----          -----         ------

Total effect on net loss of difference in indices                  (0.8)           1.7              -
                                                                  -----          -----         ------

Loss, after the effect                                            (25.5)         (30.9)        (435.1)
                                                                  =====          =====         ======

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - as of March 31, 2003 amounted to NIS 12,005 million, compared with NIS 12,608 million as of December 31, 2002, a decrease of 5%.

TOTAL CREDIT TO THE PUBLIC - as of March 31, 2003 amounted to NIS 10,663 million compared with NIS 11,204 million as of December 31, 2002. The credit data below includes credit guaranteed by the State that was granted out of a deposit of the State in the Bank, the balance of which amounted to NIS 6,973 million as of March 31, 2003, compared with NIS 7,113 million as of December 31, 2002. Net of such credit, the credit to the public amounts to NIS 3,690 million as of March 31, 2003, compared with NIS 4,091 million as of December 31, 2002, a decrease of 10.0%. This decrease was affected by the policy implemented by the Bank to reduce its credit portfolio. The balance of this credit as of March 31, 2002 amounted to NIS 5,105 million. In other words, the data indicates a decrease of NIS 1,414 million in credit during the course of the past year. This decrease was also affected by the allowances for doubt debts made mainly during 2002. The overall amount of allowances for doubtful debts during the past twelve months was NIS 388 million. The balance of credit with the public (net of the aforementioned credit) amounted to NIS 3,516 million on May 26, 2003.

DEPOSITS OF THE PUBLIC - amounted to NIS 989 million on March 31, 2003, compared with NIS 1,327 million on December 31, 2002 and in comparison with NIS 4,158 million on March 31, 2002.

DEPOSITS OF THE GOVERNMENT - the balance of Government deposits as of March 31, 2003 amounted to NIS 7,758 million, compared with NIS 7,921 million on December 31, 2002. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 7,138 million on March 31, 2003, compared with NIS 7,286 million at the end of 2002.

Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of March 31, 2003 amounted to NIS 620 million, compared with NIS 635 million as of December 31, 2002.

DEPOSITS FROM THE BANK OF ISRAEL - the balance of these deposits as of March 31, 2003 amounted to NIS 2,270 million. Of this amount, an amount of NIS 2,200 million derived from the extraordinary credit line which the Bank of Israel granted to the Bank.

The balance of the credit line, including accrued interest amounted to NIS 2,263 million. On May 28, 2003, the balance of the credit line amounted to NIS 2,190 million (excluding accrued interest).

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - amounted to NIS 601 million as of March 31, 2003, compared with NIS 626 million as of December 31, 2002.

ASSET AND LIABILITY MANAGEMENT POLICY AND FINANCIAL RISK MANAGEMENT POLICY

The Bank's activities as a financial intermediary for all types of financial transactions involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the board of directors.

Implementation of this policy is deliberated by a team which includes the C.E.O. and members of Management, which usually meets on a weekly basis.

In 1997, the Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - the exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base. Similar to the entire banking system, the Bank has three main linkage segments: CPI-linked; foreign currency denominated and linked; and non-linked shekel. Base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficiency levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the monthly report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the team headed by the CEO with the participation of members of Management, which meets, as noted above, once a week.

During the second half of 2002 and in the first quarter of 2003, there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                         FOREIGN
                                                         CURRENCY
                            NON-LINKED    CPI-LINKED   DENOMINATED/   NON-MONETARY
                          SHEKEL SECTOR   SECTOR (*)      LINKED         ITEMS       TOTAL
                          -------------   ----------   ------------   ------------   -----
March 31, 2003               (319.9)        877.8          (8.4)          51.0       600.5
December 31, 2002            (187.4)        726.9          43.0           43.3       625.8

*        Including a perpetual deposit with the Treasury (March 31, 2003 - NIS
         817.7 million; December 31, 2002 - NIS 821.7 million).

INTEREST EXPOSURE - the interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may lead to erosion of the Bank's capital and profits.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, mainly in the non-linked shekel segment, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

Most of the assets and liabilities in the non-linked shekel segment bear variable interest. Regarding assets and liabilities at fixed interest rates, there is a limit regarding the excess of assets bearing fixed interest over fixed interest bearing liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity in each linkage segment (duration). As noted above, the Bank's Board of Directors sets maximum allowable duration for each linkage segment. The frequency of reporting on the compliance with such limitations is quarterly.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for management of its assets and liabilities, the Bank executes transactions in financial derivatives.

As a result of the events of the second half of 2002, the Bank's activities in financial instruments were reduced to a minimum and today it centers mainly around forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing the Bank's position exposure.

ORGANIZATIONAL STRUCTURE AND MANPOWER

As of March 31, 2003, on the basis of full-time positions, the Bank employs a staff of 128, which will be reduced to 106 by June 30, 2003. On December 31, 2002, the Bank had 156 employees and on December 31, 2001, the Bank employed a staff of 170.

As a result of the run-off plan and the efficiency plan approved by the board of directors, the number of employees is expected to be cut by more than half of what it was on the date of the publishing of the financial statements, by the end of 2003. As part of the run-off plan, the Bank will concentrate its efforts on collections and will cease providing services that have no connection to collecting debts.

During the first quarter of 2003, the Board of Directors held 3 plenum meetings while its subcommittees held 15 meetings.

--------------------------                             -------------------------
Uri Galili                                             Dr. Raanan Cohen
C.E.O.                                                 Chairman of the Board

Tel-Aviv, June 1, 2003

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW

RATES OF FINANCING INCOME AND EXPENSES - (1)
IN TERMS OF NIS OF MARCH 2003

                                                                           THREE MONTHS ENDED MARCH 31
                                                           ------------------------------------------------------------
                                                                                       2003
                                                           ------------------------------------------------------------
                                                                                       RATE OF INCOME    RATE OF INCOME
                                                                                         (EXPENSES)         (EXPENSES)
                                                                         FINANCING    NOT INCLUDING THE     INCLUDING
                                                             AVERAGE       INCOME         EFFECT OF       THE EFFECT OF
                                                           BALANCE (2)   (EXPENSES)      DERIVATIVES       DERIVATIVES
                                                           -----------   ----------   -----------------  --------------
                                                                 NIS MILLIONS                 %                %
                                                           ------------------------   -----------------  --------------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                                    1,392.6       25.6            7.56
Effect of derivatives ALM (3)                                   784.6       20.4
                                                             --------      -----
Total assets                                                  2,177.2       46.0                              8.72
                                                             --------      -----
Liabilities                                                   2,460.6      (50.7)          (8.50)            (8.50)
                                                             --------      -----           -----             -----
Interest margin                                                                            (0.94)             0.22
                                                                                           -----             -----
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                        1,548.1       10.4            2.71              2.71
                                                             --------      -----
Liabilities                                                   1,483.9       (6.4)          (1.74)            (1.74)
                                                             --------      -----           -----             -----
Interest margin                                                                             0.97              0.97
                                                                                           -----             -----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                        8,726.9       (4.7)          (0.22)
Effect of derivatives ALM (3)                                   221.1       (1.3)
                                                             --------      -----
Total assets                                                  8,948.0       (6.0)                            (0.27)
                                                             --------      -----
Liabilities                                                   7,781.8        7.3            0.37
Effect of derivatives ALM (3)                                 1,005.7        2.4
                                                             --------      -----
Total liabilities                                             8,787.5        9.7                              0.44
                                                             --------      -----           -----             -----
Interest margin                                                                             0.15              0.17
                                                                                           -----             -----
TOTAL
Monetary assets                                              11,667.6       31.3            1.08
Effect of derivatives ALM (3)                                 1,005.7       19.1
                                                             --------      -----
Total monetary assets generating financing income            12,673.3       50.4                              1.60
                                                             --------      -----
Monetary liabilities generating financing expenses           11,726.3      (49.9)          (1.71)
Effect of derivatives ALM (3)                                 1,005.7        2.4
                                                             --------      -----
Total monetary liabilities generating financing expenses     12,732.0      (47.5)                            (1.50)
                                                             --------      -----           -----             -----
Interest margin                                                                            (0.63)             0.10
                                                                                           -----             -----

                                                                            THREE MONTHS ENDED MARCH 31
                                                           -------------------------------------------------------------
                                                                                        2002
                                                           -------------------------------------------------------------
                                                                                        RATE OF INCOME    RATE OF INCOME
                                                                                         (EXPENSES)         (EXPENSES)
                                                                         FINANCING    NOT INCLUDING THE     INCLUDING
                                                             AVERAGE       INCOME         EFFECT OF        THE EFFECT OF
                                                           BALANCE (2)   (EXPENSES)      DERIVATIVES        DERIVATIVES
                                                           -----------   ----------   -----------------   --------------
                                                                 NIS MILLIONS                 %                 %
                                                           ------------------------   -----------------   --------------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                                   1,999.8        (17.2)          (3.40)
Effect of derivatives ALM (3)                                  518.8         (2.6)
                                                            --------       ------
Total assets                                                 2,518.6        (19.8)                            (3.18)
                                                            --------       ------
Liabilities                                                  2,266.6         28.7            5.16              5.16
                                                            --------       ------          ------            ------
Interest margin                                                                              1.76              1.98
                                                                                           ------            ------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                       2,015.5         11.3            2.27              2.27
                                                            --------       ------
Liabilities                                                  1,940.6        (10.4)          (2.16)            (2.16)
                                                            --------       ------          ------            ------
Interest margin                                                                              0.11              0.11
                                                                                           ------            ------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                       9,927.6        464.5           20.07
Effect of derivatives ALM (3)                                 (518.8)       (11.4)
                                                            --------       ------
Total assets                                                 9,408.8        453.1                             20.70
                                                            --------       ------
Liabilities                                                  9,365.1       (444.8)         (20.40)
Effect of derivatives ALM (3)                                      -            -
                                                            --------       ------
Total liabilities                                            9,365.1       (444.8)                           (20.40)
                                                            --------       ------          ------            ------
Interest margin                                                                             (0.33)             0.30
                                                                                           ------            ------
TOTAL
Monetary assets                                             13,942.9        458.6           13.82
Effect of derivatives ALM (3)                                      -        (14.0)
                                                            --------       ------
Total monetary assets generating financing income           13,942.9        444.6                             13.38
                                                            --------       ------
Monetary liabilities generating financing expenses          13,572.3       (426.5)         (13.18)
Effect of derivatives ALM (3)                                      -            -
                                                            --------       ------
Total monetary liabilities generating financing expenses    13,572.3       (426.5)                           (13.18)
                                                            --------       ------          ------            ------
Interest margin                                                                              0.64              0.20
                                                                                           ------            ------

SEE PAGE 19 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited
MANAGEMENT REVIEW

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
IN TERMS OF NIS OF MARCH 2003

                                                                   THREE MONTHS ENDED MARCH 31
                                                 ----------------------------------------------------------------
                                                                           2003
                                                 ----------------------------------------------------------------
                                                                              RATE OF INCOME       RATE OF INCOME
                                                                                (EXPENSES)          (EXPENSES)
                                                                FINANCING   NOT INCLUDING THE        INCLUDING
                                                  AVERAGE        INCOME         EFFECT OF          THE EFFECT OF
                                                 BALANCE(2)    (EXPENSES)      DERIVATIVES          DERIVATIVES
                                                 ---------     ---------    -----------------      --------------
                                                       NIS MILLIONS                 %                    %
                                                 ------------------------   -----------------      --------------
In respect of options                                              1.1
Financing commissions and other
 financing income                                                  8.3
Other financing expenses                                          (3.7)
                                                               -------
Earnings from financing operations before
 allowance for doubtful debts                                      8.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                    (18.8)
                                                               -------
Earnings from financing operations after
 allowance for doubtful debts                                    (10.2)
                                                               =======
Other monetary assets                               904.5
General and supplementary allowance for
 doubtful debts                                     (84.4)
Non-monetary assets                                  53.6
                                                 --------
Total assets                                     13,547.0
                                                 ========
Other monetary liabilities                          185.7
Non-monetary liabilities                             11.0
Capital resources                                   618.3
                                                 --------
Total liabilities and capital resources          13,547.0
                                                 ========
                                                                             THREE MONTHS ENDED MARCH 31
                                                  --------------------------------------------------------------------------------
                                                                                     2002
                                                  --------------------------------------------------------------------------------
                                                                                            RATE OF INCOME          RATE OF INCOME
                                                                                              (EXPENSES)              (EXPENSES)
                                                                        FINANCING         NOT INCLUDING THE            INCLUDING
                                                   AVERAGE                INCOME              EFFECT OF              THE EFFECT OF
                                                  BALANCE(2)            (EXPENSES)           DERIVATIVES              DERIVATIVES
                                                  ----------            ---------         -----------------         --------------
                                                            NIS MILLIONS                          %                         %
                                                  -------------------------------         -----------------         --------------
In respect of options                                                     7.3
Financing commissions and other
 financing income                                                         6.4
Other financing expenses                                                 (4.3)
                                                                        -----
Earnings from financing operations before
 allowance for doubtful debts                                           (27.5)
Allowance for doubtful debts (including general
 and supplementary allowance)                                           (43.5)
                                                                        -----
Earnings from financing operations after
 allowance for doubtful debts                                           (16.0)
                                                                        =====
Other monetary assets                                 939.1
General and supplementary allowance for
 doubtful debts                                       (73.1)
Non-monetary assets                                    48.9
                                                  ---------
Total assets                                       14,857.8
                                                  =========
Other monetary liabilities                            224.4
Non-monetary liabilities                               12.9
Capital resources                                   1,048.2
                                                  ---------
Total liabilities and capital resources            14,857.8
                                                  =========

SEE PAGE 19 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
IN TERMS OF US DOLLARS

                                                                     THREE MONTHS ENDED MARCH 31
                                                 -------------------------------------------------------------------
                                                                               2003
                                                 -------------------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF INCOME
                                                                                     (EXPENSES)         (EXPENSES)
                                                                    FINANCING     NOT INCLUDING THE     INCLUDING
                                                    AVERAGE           INCOME          EFFECT OF        THE EFFECT OF
                                                   BALANCE (2)      (EXPENSES)       DERIVATIVES        DERIVATIVES
                                                 --------------     ----------    -----------------   --------------
                                                          US$ MILLIONS                    %                  %
                                                 -----------------------------    -----------------   --------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                               1,813.6           28.9             6.53
Effect of derivatives ALM (3)                           47.2            0.3
                                                    --------         ------
Total assets                                         1,860.8           29.2                                6.42
                                                    --------         ------
Liabilities                                          1,617.2          (27.0)           (6.86)
Effect of derivatives ALM (3)                          214.6           (0.5)
                                                    --------         ------
Total liabilities                                    1,831.8          (27.5)                              (6.16)
                                                    --------         ------            -----              -----
Interest margin                                                                        (0.33)              0.26
                                                                                       -----              -----

                                                                     THREE MONTHS ENDED MARCH 31
                                                 -------------------------------------------------------------------
                                                                               2002
                                                 -------------------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF INCOME
                                                                                     (EXPENSES)         (EXPENSES)
                                                                    FINANCING     NOT INCLUDING THE     INCLUDING
                                                    AVERAGE           INCOME          EFFECT OF        THE EFFECT OF
                                                   BALANCE (2)      (EXPENSES)       DERIVATIVES        DERIVATIVES
                                                 --------------     ----------    -----------------   --------------
                                                          IS$ MILLIONS                    %                  %
                                                 -----------------------------    -----------------   --------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              2,054.3            32.9             6.56
Effect of derivatives ALM (3)                        (106.1)           (1.1)
                                                    -------           -----
Total assets                                          1,948            31.8
                                                    -------           -----
Liabilities                                         1,938.0           (31.2)           (6.60)             (6.60)
Effect of derivatives ALM (3)                             -               -
                                                    -------           -----
Total liabilities                                   1,938.0           (31.2)                              (6.60)
                                                    -------           -----            -----              -----
Interest margin                                                                        (0.04)              0.09
                                                                                       -----              -----

FOOTNOTES:

(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(4)      Including Israeli currency linked to foreign currency.

(5) In view of the implementation of the Directives of the Supervisor of Banks as of January 1, 2003, the data for the first quarter of 2003 cannot be compared with the data of the first quarter of 2002.

[LETTERHEAD OF KPMG]

The Board of Directors
The Industrial Development Bank of Israel Limited

Dear Sirs,

RE: REVIEW OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH
    PERIOD ENDED MARCH 31, 2003

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited, as of March 31, 2003 and the condensed interim statement of income, and condensed interim statement of changes in shareholders' equity for the three month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A.       Note 2 of the financial statements which deals with:

         1. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking institution. Further to these liquidity problems, on August 22, 2002, the Bank petitioned the Governor of the Bank of Israel with a request for an extraordinary credit line, while meeting with representatives of the Israeli Government in an attempt to find the means to ensure the Bank's stability. On November 14, 2002, the Bank of Israel granted an interest-bearing extraordinary credit line to the Bank which, in return, placed a floating first degree charge in favor of the Bank of Israel on all of the assets of the Bank except for certain assets. This was done in addition to the subordination of the State's deposits to the public's deposits or to the credit of the Bank of Israel, all as detailed in the aforementioned note.

         2. Deviances that occurred in the utilization of the extraordinary credit line granted to the Bank by the Bank of Israel, resulting from the failure to increase the extraordinary credit line and from the expiration of the credit line on June 30, 2003, all as detailed in the aforementioned note.

         3. The decision of the Bank's board of directors to adopt a run-off plan for the supervised sale of the Bank's credit assets, in view of the difficulties in carrying out the sale of the Bank's asset and liability portfolio as previously approved by the board of directors and decided on by the Prime Minister's Office, the Finance Ministry, and the Bank of Israel. The Bank is waiting for the Government to amend its prior decision of September 1, 2002, necessitated by the adoption of the run-off plan. The success of the plan is contingent upon the agreement and cooperation of the State authorities to the plan, all as detailed in the Note.

         The ability of the Bank to repay its liabilities and its future operating format are contingent upon the continuation of the extraordinary credit line from the Bank of Israel and the results of the run-off plan. In the event that the controlled disposal of the Bank's credit assets is completed, the Bank will cease operating as a banking institution under its present format.

B. Note 4 of the interim financial statements regarding the minimum capital ratio of the Bank as of March 31, 2003 that has fallen below the minimum of 15% that was set for the Bank by the Bank of Israel, and below the minimum of 9% set by the Supervisor of Banks in its Proper Banking Procedure, as well as regarding Amendment 311 to Proper Banking Procedures (Minimum Capital Ratio) that was published on January 14, 2002 and which may have a significant adverse effect on the minimum capital ratio of the Bank.

C. Note 7 of the interim financial statements regarding the litigation pending against the Bank and its senior officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, as detailed in the Note.

The financial statements do not contain any changes in value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking institution in its present format.

Somekh Chaikin
Certified Public Accountants (Isr.)

June 1, 2003

CONDENSED BALANCE SHEETS

IN TERMS OF SHEKELS OF MARCH 2003

                                                          MARCH 31
                                               ---------------------------    DECEMBER 31
                                                   2003           2002           2002
                                               ------------   ------------   ------------
                                                (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                               ------------   ------------   ------------
                                               NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                               ------------   ------------   ------------
ASSETS

Cash and deposits with banks                          174.4          568.4          250.2

Securities                                             77.1          221.0           73.6

Credit to the public                               10,663.0       12,505.0       11,204.4

Credit to governments                                 184.8          258.6          193.2

Investment in affiliated companies                      0.9            0.8            0.9

Fixed assets                                            8.9           12.3           10.4

Other assets                                           78.1          152.0           53.2

Perpetual deposits with the Israeli Treasury          817.7          815.4          821.7
                                                   --------       --------       --------

                                                   --------       --------       --------
Total assets                                       12,004.9       14,533.5       12,607.6
                                                   ========       ========       ========


______________________________
Dr. Raanan Cohen - Chairman of the Board

______________________________
Uri Galili - Chief Executive Officer

______________________________
Rimon Shmaya - Comptroller

June 1, 2003
The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

                                                        MARCH 31
                                                ---------------------------    DECEMBER 31
                                                   2003            2002           2002
                                                ------------   ------------   ------------
                                                (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                ------------   ------------   ------------
                                                NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                ------------   ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              988.8        4,157.7        1,326.5

Deposits of banks                                 2,512.3          826.7        2,537.7

Deposits of the Government                        7,757.5        8,256.8        7,920.9

Perpetual deposit                                     0.1            0.1            0.1

Capital notes                                        36.2           37.7           36.2

Other liabilities                                   109.5          231.9          160.4
                                                 --------       --------       --------

Total liabilities                                11,404.4       13,510.9       11,981.8
                                                 --------       --------       --------

Non-participating shares                            336.3          351.2          342.5

Shareholders' equity                                264.2          671.4          283.3
                                                 --------       --------       --------

                                                 --------       --------       --------
Total liabilities and shareholders' equity       12,004.9       14,533.5       12,607.6
                                                 ========       ========       ========

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME

IN TERMS OF SHEKELS OF MARCH 2003

                                                                                THREE MONTHS ENDED MARCH 31         YEAR ENDED
                                                                               ------------------------------       DECEMBER 31
                                                                                   2003              2002              2002
                                                                               ------------      ------------      ------------
                                                                               (UNAUDITED)       (UNAUDITED)         (AUDITED)
                                                                               ------------      ------------      ------------
                                                                               NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                                                               ------------      ------------      ------------
Profit from financing operations
 before allowance for doubtful debts                                                8.6              27.5               81.6
Allowance for doubtful debts                                                       18.8              43.5              412.7
                                                                                  -----             -----              -----
Loss from financing operations
 after allowance for doubtful debts                                               (10.2)            (16.0)            (331.1)
                                                                                  -----             -----              -----

OPERATING AND OTHER INCOME
Operating commissions                                                               3.0               4.6               16.8
Gains (losses) from investments in shares                                           0.3              (1.7)              (4.3)
                                                                                  -----             -----              -----
Total operating and other income                                                    3.3               2.9               12.5
                                                                                  -----             -----              -----

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                                       9.4              15.1               51.0
Expenses in respect of special employee
 termination payments                                                                 -                 -               36.7
Maintenance and depreciation of premises
 and equipment                                                                      3.4               3.6               15.1
Other expenses                                                                      5.1               3.9               20.3
                                                                                  -----             -----              -----
Total operating and other expenses                                                 17.9              22.6              123.1
                                                                                  -----             -----              -----

Operating loss before taxes on income                                             (24.8)            (35.7)            (441.7)
Tax benefit                                                                           -              (0.3)              (0.4)
                                                                                  -----             -----              -----
Operating loss after taxes on income                                              (24.8)            (35.4)            (441.3)
                                                                                  -----             -----              -----

OTHER ITEMS
Special income from the Israeli Treasury, net                                         -               3.3                6.6
Equity in losses of affiliates, net
 of related tax                                                                       -              (0.5)              (0.5)
Capital gain, net                                                                   0.1                 -                0.1
                                                                                  -----             -----              -----
Total income from other items                                                       0.1               2.8                6.2
                                                                                  -----             -----              -----

NET LOSS FOR THE PERIOD                                                           (24.7)            (32.6)            (435.1)
                                                                                  -----             -----              -----

Net loss per an amount equal to US$1 of the par value of -
"C", "CC" and "CC1"   preference shares                                           (0.41)            (0.55)             (7.43)
"A" ordinary shares                                                               (0.41)            (0.62)             (7.57)
Preferred ordinary shares                                                         (0.41)            (0.62)             (7.57)

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY

IN TERMS OF SHEKELS OF MARCH 2003


                                                           THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
                                    ----------------------------------------------------------------------------------------------
                                                                                      ADJUSTMENTS
                                                    ACCUMULATED     ACCUMULATED         FROM
                                                   DIFFERENCE ON   DIFFERENCE ON    PRESENTATION OF    RETAINED
                                    SHARE CAPITAL  TRANSLATION OF   TRANSLATION     AVAILABLE FOR-     EARNINGS         TOTAL
                                     AND PREMIUM   DOLLAR LINKED   OF CPI LINKED    SALE SECURITIES  (ACCUMULATED    SHAREHOLDERS'
                                      ON SHARES       DEPOSIT         DEPOSIT        AT FAIR VALUE     DEFICIT)        EQUITY
                                    -------------  --------------  -------------    ---------------  ------------   --------------
                                                                            NIS MILLIONS
                                    ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF THE
 PERIOD (AUDITED)                         1,231.9          (716.4)         176.4                4.9        (413.5)           283.3
Net loss for the period                         -               -              -                  -         (24.7)           (24.7)
Adjustments from
 presentation of available-for
 sale securities at fair value                  -               -              -                3.3             -              3.3
Translation differences
 relating to a perpetual deposit                -               -            2.3                  -             -              2.3
                                    -------------  --------------   -------------   ---------------  ------------   --------------
BALANCE AS OF MARCH 31, 2003              1,231.9          (716.4)         178.7               8.2        (438.2)            264.2
                                    =============  ==============   =============   ===============  ============   ==============

                                                           THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
                                    ----------------------------------------------------------------------------------------------
                                                                                      ADJUSTMENTS
                                                    ACCUMULATED     ACCUMULATED         FROM
                                                   DIFFERENCE ON   DIFFERENCE ON    PRESENTATION OF    RETAINED
                                    SHARE CAPITAL  TRANSLATION OF   TRANSLATION     AVAILABLE FOR-     EARNINGS         TOTAL
                                     AND PREMIUM   DOLLAR LINKED   OF CPI LINKED    SALE SECURITIES  (ACCUMULATED    SHAREHOLDERS'
                                      ON SHARES       DEPOSIT         DEPOSIT        AT FAIR VALUE     DEFICIT)         EQUITY
                                    -------------  --------------  -------------   ---------------   -------------   -------------
                                                                            NIS MILLIONS
                                    ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF THE
 PERIOD (AUDITED)                         1,231.9          (716.4)         177.4                4.8          28.2            725.9
Net loss for the period                         -               -              -                  -         (32.6)           (32.6)
Adjustments from presentation
 of available-for -sale securities
 at fair value                                  -               -              -               (3.1)            -             (3.1)
Related tax effect                              -               -              -                0.4             -              0.4
Translation differences
 relating  to a perpetual deposit               -               -          (15.9)                 -             -            (15.9)
Interim dividend on:
 - preference shares                            -               -              -                  -          (3.3)            (3.3)
                                    -------------  --------------   -------------   ---------------  ------------   --------------
BALANCE AS OF MARCH 31, 2002              1,231.9          (716.4)         161.5                2.1          (7.7)           671.4
                                    =============  ==============   =============   ===============  ============   ==============

                                                           THREE MONTHS ENDED December 31, 2002 (UNAUDITED)
                                    ----------------------------------------------------------------------------------------------
                                                                                      ADJUSTMENTS
                                                    ACCUMULATED     ACCUMULATED         FROM
                                                   DIFFERENCE ON   DIFFERENCE ON    PRESENTATION OF    RETAINED
                                    SHARE CAPITAL  TRANSLATION OF   TRANSLATION     AVAILABLE FOR-     EARNINGS         TOTAL
                                     AND PREMIUM   DOLLAR LINKED   OF CPI LINKED    SALE SECURITIES  (ACCUMULATED    SHAREHOLDERS'
                                      ON SHARES       DEPOSIT         DEPOSIT        AT FAIR VALUE      DEFICIT)        EQUITY
                                    -------------  --------------  -------------   ---------------   ------------   --------------
                                                                            NIS MILLIONS
                                    ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR              1,231.9          (716.4)         177.4                4.8          28.2            725.9
Net loss for the year                           -               -              -                  -        (435.1)           435.1)
Adjustments from
 presentation of available-for-
 sale securities at fair value                  -               -              -                0.1             -              0.1
Translation differences
 relating to a perpetual deposit                -               -           (1.0)                 -             -             (1.0)
Dividend on preference shares                   -               -              -                  -          (6.6)            (6.6)
                                    -------------  --------------   -------------   ---------------  -------------  --------------
BALANCE AS OF DECEMBER 31, 2002           1,231.9          (716.4)         176.4                4.9        (413.5)           283.3
                                    =============  ==============   =============   ===============  =============  ==============

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 1 - ACCOUNTING POLICY

         A. The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2002, except for the changes detailed below. These financial statements should be read in conjunction with the annual financial statements as of December 31, 2002 and for the year then ended, together with their accompanying notes.

                  The financial statements are adjusted for changes in the general purchasing power of the Israeli currency, on the basis of the Consumer Price Index for March 2003.

         B. On January 17, 2000, the Supervisor of Banks issued a directive regarding "accounting for derivative instruments and hedging transactions" (hereinafter - "the Directive") which was based on the guidelines stipulated in U.S. accounting standard FAS 133, "Accounting Principles and Reporting of Derivative Instruments", including certain derivative instruments inserted into other contracts (hereinafter - "hosting contracts") and regarding hedging activities. The effective date for implementation of the Directive was set for the quarter ended March 31, 2002. In June 2000, FAS 138 was issued, amending the principles stipulated in FAS 133 regarding measurement and disclosure of derivative financial instruments and hedging activities. To adjust the directives of the circular to the accounting principles as stipulated in FAS 138, the Supervisor of Banks issued corrections to the Directives on January 1, 2001.

                  On February 18, 2002, the Supervisor of Banks issued a directive postponing the effective date of the Directives to the quarter ending March 31, 2003.

                  Commencing on January 1, 2003, the Bank implemented the directives of the Supervisor regarding derivative instruments and hedging activities. Implementation of the directives has no material effect on the Bank's financial statements.

         C. In February 2003, the Israeli Accounting Standards Board issued Standard No. 15, which deals with a decline in asset value. The standard stipulates the procedures to be implemented by the corporation in order to ensure that the assets in the balance sheet are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use of the asset plus its realization value. The Standard also stipulates principles of presentation and disclosure regarding assets which have declined in value. The Bank started implementing the Standard in its financial statements as of January 1, 2003. Such implementation will have no material effect on the results of operations, the financial position or the cash flows of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 1 - ACCOUNTING POLICY (CONT'D)

         D. In accordance with Israeli Accounting Standard No. 12 regarding discontinuance of adjusting financial statements for inflation, the Bank will discontinue adjusting its financial statements for the effects of changes in the general purchasing power of the Israeli currency as of January 1, 2003.

                  In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank will continue to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 will serve as the basis for the reporting in nominal terms as of January 1, 2004. Implementation of Standard No. 12 may have a material impact on the results of operations of the Bank. The extent of such impact is dependent on the rate of inflation, the composition of the Bank's assets, and its sources of finance.

NOTE 2 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL,
           THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

         Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter-the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

         On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the board of directors of the Bank resolved to approve the sale of the Bank's banking activity, to cooperate during the sales process so as to facilitate its implementation, and to direct Bank Management, as needed.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 2 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL,
           THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio) (activity portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the board of directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002. The letter stipulates that the Government deposits with the Bank in respect of loans granted by the Bank to a certain company under the guarantee of the State of Israel (hereinafter
         - the "deposits"), up to the level of the credit granted by the Bank of Israel, would become subordinated deposits. According to the letter, the subordination would be relative to the liabilities of the Bank for the credit (principal only) granted by the Bank of Israel, such that, in the event that the total amount of the deposits falls below the total amount of the public's deposits with the Bank plus the aforementioned credit of the Bank of Israel (as long as they do not exceed NIS 4,162 million), the Government will not receive any amount from the Bank in respect of the current repayment of its deposits with the Bank. Should such an event occur, any normal repayment of the deposits will serve as a repayment of the liabilities of the Bank toward the public's deposits and toward the credit of the Bank of Israel, and only after that would it be applied toward the repayment of the Bank to the State of Israel in respect of the deposits, until such time that the Government deposits are equal in amount to the public's deposits and the credit of the Bank of Israel (not to exceed NIS 4,162 million). Upon the sale of the asset and liability portfolio of the Bank, all of the Banks liabilities to the Bank of Israel will be repaid and the subordination of the deposits will be cancelled upon the repayment.

         EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL

         On September 9, 2002, the Governor notified the Bank of his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

         - The Bank will be able to obtain extraordinary credit from the Bank of Israel to the extent necessary to bridge the Bank's liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

         - In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

         - The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. Since then, a number of reductions have been made in the "Bank of Israel rate" and, on March 31, 2003, the rate was 8.7% per annum.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 2 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL,
           THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         - The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

         - The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

         On September 10, 2002, the Bank's board of directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of the pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

         On October 8, 2002, the Governor announced his decision whereby at the time of the accounting for the interest on the extraordinary credit line at the end of December 2002, and after implementation of the Government's decision to sell the Bank's asset and liability portfolio, the Bank of Israel will charge the Bank interest at the "Bank of Israel rate" plus 2% instead of plus 3%. However, if for any reason the sale of the portfolio is not completed, the additional amount above the "Bank of Israel rate" will remain 3%.

         On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

         On November 14, 2002, the extraordinary credit line was actually granted to the Bank. The amount of the framework at that date was set at NIS 2.2 billion. Until then, the Bank refrained from signing a debenture that generated a pledge in favor of the Bank of Israel, since prior to signing, the Bank wanted to know what interest rate its debit balance with the Bank of Israel would bear from the initial generation (August 20, 2002) until the granting of the extraordinary credit line. On November 14, 2002, the Governor notified the Bank that the aforementioned debit balance would bear annual interest of 14.1% and the Bank signed the debenture in favor of the Bank of Israel, reserving its claim that the interest on the debit balance should be no higher than the interest on the extraordinary credit line.

         As a result of the decision of the Governor regarding the interest rate on the debit balance of the Bank with the Bank of Israel, the Bank was charged interest at a rate of 14.1% per annum, in a total amount of NIS
         51.6 million in respect of the period from August 20, 2002 through November 13, 2002. In addition to this charge, the Bank was charged interest in a total amount of NIS 3 million at an annual rate of 48% (adjusted interest - 61%) in respect of the deficits in its liquidity requirement relating to the period prior to the granting of the extraordinary credit line. The Bank expressed reservations regarding this charge, but clarifications into this matter have not yet been completed.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 2 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL,
           THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

         - Loans and credits under State guarantee at a total balance sheet value, as of March 31, 2003, of NIS 7.1 billion.

         - The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

         - Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

         For further information regarding the pledge, see Note 17 to the financial statements of the Bank as of December 31, 2002.

         During the period since January 1, 2003, the Bank has at times overextended itself beyond the credit line (i.e., the amount used exceeded the approved credit line) and also had deficits in respect of its liquidity requirements held with the Bank of Israel. In respect of these deviations and deficits, the Bank was charged interest by the Bank of Israel at an annual rate of 48% (adjusted interest - 61%). The amount of interest charged to the Bank in respect of the first quarter of 2003 was NIS 948 thousand.

         The total amount of interest to the Bank of Israel included in the Bank's expenses (including in respect of the aforementioned deficits and deviations) in the first quarter of 2003 was NIS 64 million. Of this amount, NIS 15.4 million was for interest in excess of the accepted inter-bank interest.

         The balance of the extraordinary credit line from the Bank of Israel (not including interest accrued, but not yet charged) as of March 31, 2003, was NIS 2,200 million. On May 28, 2003, the balance was NIS 2,190 million.

         The Bank petitioned the Governor with a request to approve an increase of the line and to cancel the interest charges made in respect of the liquidity deficits the Bank suffered, but to date, its requests have not yet been approved.

         As mentioned above, the extraordinary credit line was originally placed at the disposal of the Bank until May 10, 2003. The Bank asked the Governor to extend the expiration date. On May 8, 2003, the Governor notified the Bank that the line would be extended to May 31, 2003, and on May 28, 2003, he notified the Bank of an additional extension until June 30, 2003, stating that the extension had been granted to allow the Israeli Government time to reach decisions on the affairs of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 2 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL,
           THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         THE DECISION TO SELL THE BANK'S ASSET AND LIABILITY PORTFOLIO

         On November 13, 2002, the board of directors of the Bank approved the layout and the principles of the sale of the Bank's asset and liability portfolio. The asset portfolio offered for sale by the board of directors included credit granted to the public, credit to governments, and real assets, at a balance sheet value as of December 31, 2002 of NIS 4.3 billion. The liability portfolio included deposits of the public, banks and the Israeli Government at a total balance sheet value, as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (comprised mainly of loans guaranteed by the State of Israel to a certain company and the perpetual deposit with the Finance Ministry) had a balance sheet value, as of December 31, 2002, of NIS
         8.2 billion, while the liabilities not offered for sale (comprised mainly of State deposits for granting the aforementioned loans and the credit line of the Bank of Israel) had a balance sheet value, as of December 31, 2002, of NIS 9.4 billion. The sale was approved as an "all or nothing" sale, to one or more purchasers, but the board of directors clarified its position that the approval does not reject the possibility of having the sale take on some other form, should it become clear during negotiations with potential purchasers that through a different kind of sale, the Bank may receive a higher consideration for the portfolio it is selling. Under the format of the approved sale, the "proposal documents" were supposed to be handed over to the parties competing for the purchase by December 20, 2002. On that same date, the "information room" was supposed to have been opened.

         As a result of the aforementioned approval of the board of directors, the Bank contacted other banks that it viewed as potential purchasers of its asset and liability portfolio, in order to discuss their participation in the sales process. The initial contacts of the Bank and the succeeding deliberations did not bear fruit, and the information room that was opened by the Bank was closed at the end of January 2003, without even one of the aforementioned banks requesting to enter the room in order to perform a due diligence.

         THE RUN-OFF PLAN

         After the board of directors received a report on the difficulties in carrying out the sale of the Bank's asset and liability portfolio as an "all or nothing" sale, the board reached the conclusion that it should entertain other alternatives to the sale. At its meeting of February 27, 2003, the board adopted the principles of a proposed run-off plan prepared by outside consultants. The components of the run-off plan, the principles of which were adopted, include, among other things, a supervised sale of the Bank's credit assets, by way of collection of some of the credit, and a segmented sale of some of the other credit, to be conducted over a 4-year period, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the run-off plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 2 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL,
           THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         The board of directors decided to adopt in principle the proposed run-off plan, seeing in it, under the existing circumstances, the practical alternative in selling the Bank's assets. In addition, the board also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks (beyond those already decided upon in the past and currently being implemented) in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts. This plan is fully integrated with the run-off plan and is an integral part thereof, as it paves the way and sets the stages in which the cuts in operating expenses will be made as part of the run-off plan. In view of the existing decisions of the State authorities regarding the matters of the Bank, and in view of the floating charge the Bank placed on its assets in favor of the Bank of Israel, and the dependency of the Bank on the continuation of the extraordinary credit line of the Bank of Israel, the Bank will have to obtain the agreement and the cooperation of the State authorities to the run-off plan in order to guarantee its success. To further this end, the Bank maintains ongoing contacts with those authorities. The Bank expects that, in the near future, the Government will make a decision amending its previous decision of September 1, 2002, as required by adoption of the run-off plan.

         In accordance with the run-off plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit.

         As part of the implementation of the run-off plan, the Bank has already reduced and/or ceased activities it previously conducted. As of the date of the publication of this report, the Bank significantly reduced its foreign currency and foreign trade activity, or is about to cease the following activities: maintenance of a transaction room (for customers), maintenance of current accounts and securities accounts (for private customers), making grants, operating cash and clearing facilities (independently) and credit cards.

         The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff.

         As a result of the developments of the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of March 31, 2003 was NIS 989 million, compared with NIS 3,695 million on June 30, 2002, and NIS 1,326 million on December 31, 2002. On May 26, 2003, the balance amounted to NIS 814 million.

         The ability of the Bank to repay its liabilities and its future operating format is conditioned on the continued existence of the extraordinary credit line from the Bank of Israel and the implementation of the run-off plan.

         The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the run-off plan.

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

                               The Industrial Development Bank of Israel Limited

NOTE 3 - EXEMPTION FROM INCREASING THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS
           IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

         According to Directive 315 of the Directives for Proper Banking Procedures, a banking institution must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio (hereinafter - the "aforementioned capital"). These limits include, among other things, a limit on the indebtedness of an individual borrower or a borrower group, and limits on the indebtedness in respect of the financing of the acquisition of means of control.

         The Directives for Proper Banking Procedures also stipulate that the aforementioned capital is comprised of (among other things) "first-tier" capital and "second-tier" capital, and in determining the aforementioned capital, "second-tier" capital that exceeds "first-tier" capital shall not be taken into consideration. Due to the sharp decrease in the "Bank's first-tier capital", a large portion of the Bank's "second-tier" capital remains unutilized (such that as of December 31, 2002, NIS 527 million of the total amount of NIS 594 million "second-tier" remains unutilized), and the aforementioned capital reached an amount of only NIS 133 million as of December 31, 2002. As a result, the amounts of many of the borrowers' debts with the Bank considerably exceed the amounts of the aforementioned limits.

         The Bank petitioned the Bank of Israel with a request to exempt the Bank from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits, or to recognize the Bank's entire "second-tier capital" for purposes of calculating the limits. On May 28, 2003, the Supervisor of Banks notified the Bank that, taking into consideration the expected Government decision regarding the Bank's affairs, he exempted the Bank from the requirement to increase the additional allowance for doubtful debts (under the aforementioned Directive no. 315) in respect of deviations from the indebtedness limits of an individual borrower and a borrower group, and in respect of deviations from limits in respect of financing means of controls in corporate entities.

         Accordingly, in the Bank's financial statements as of March 31, 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from these limits. As of March 31, 2003, the additional allowance in respect of these deviations amounted to NIS 6.9 million, identical to the balance as of December 31, 2002. Please note that had the Bank been required to make an additional allowance in respect of these deviations, it would have had a material impact on the results of operations as reported in the Bank's financial statements as of March 31, 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 4 - CAPITAL ADEQUACY

         On March 31, 2003, the Bank's minimum capital ratio was 2.32%, compared with 2.86% on December 31, 2002, and with the 15% stipulated for the Bank by the Bank of Israel. The minimum capital ration stipulated by the Supervisor of Banks in its Proper Banking Procedures is 9%.

         On January 14, 2002, Bank of Israel issued an amendment to Directive No. 311 "Minimal Capital Ratio". The new directive changed the definitions related to second-tier capital. The Bank's position is that all the second-tier capital that existed according to the definitions that were in effect until the new directive was published should be included also in accordance with the new definitions. If the second-tier capital which is currently included in the calculation of the Bank's minimum capital ratio (according to the Bank) is not recognized under the new definitions, there will be a significant reduction in the Bank's minimum capital ratio. At the beginning of 2002, the Bank petitioned the Bank of Israel with a request to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto, and the Bank continues to present its minimum capital ration in accordance with its present understanding, as above.

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

         The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares, was deposited by the Bank with the Ministry of Finance in perpetual deposits (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

         According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters for which the last interim financial statements were issued reflected a loss.

         The Bank ended the year 2001 with a loss and, commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

         The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES (CONT'D)

         Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the board of directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

         - The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.

         -        Non-existence of distributable profits under the Companies
                  Law.

         - The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

         - The prohibition on distribution of dividends according to the Directives of Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

         - The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

         On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

         In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the board of directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the board. The board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter.

         In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or in liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's board of directors as described above. The requested clarification has still not been obtained.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES (CONT'D)

         At its meetings on February 27, 2003 and June 1, 2003, the board of directors once again discussed the matter of the dividend on these preferred shares. After discussing the considerations and circumstances described above, it decided to sustain its previous decision to refrain from distributing additional dividends at this time.

         The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 31.6 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits which also was not recorded in the financial statements. Of this amount, an amount of NIS
         9.4 million is in respect of the first quarter of 2003.

NOTE 6 - NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S
           ORDINARY PREFERRED SHARES

         During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The value of the public's holdings in those shares, as of March 31, 2003, amounted to NIS 1.53 million. The number of ordinary preferred shares traded on the Stock Exchange was 1,000,000 and their par value amounted to NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 7 - LEGAL CLAIMS

         A. In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in an amount of NIS 409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy, the quality thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified its insurance company that the suit was filed. The insurance company has not yet confirmed that the Company's policy for directors and senior officers covers this derivative suit that was filed against the aforementioned senior officers. The suit and representation of the defendants (including the Bank) has been handed over to legal counsel. The defendants filed a request to have the suit summarily dismissed, but the request has not yet been deliberated. In the opinion of the Bank's legal counsel, it is currently impossible to evaluate the chances of the derivative suit. As a result, no provision was made for this suit in the financial statements.

         B. In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the nineties claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank has delegated its attorney to handle the suit on its behalf. At this early stage of the proceedings, the Bank's legal counsel cannot evaluate the chances of the suit. Therefore, no provision has been made in respect of the suit in the financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 7 - LEGAL CLAIMS (CONT'D)

         C. In October 2002, a class-action suit was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the suit approved as a class-action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company that the suit was filed. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for directors and senior officers is applicable to the suit filed against the officers. The Bank has delegated its attorney to handle the suit and the petition to have the suit recognized as a class action. On March 16, 2003, the Banks filed its response with the court, in which it requested to reject the petition without the need to deliberate the merits of the case. In the opinion of the Bank's legal counsel, it is not possible, at present, to estimate the chances of success of the class action and the petition to have it recognized as such. As a result, no provision has been made in the financial statements in respect of this suit.

         D. A suit was filed against one of the Bank's senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was US$ 18,666,711. According to the plaintiff's brief, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

         E. The Bank was served with a "third party "notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is in a preliminary stage in the proceedings, which makes it difficult to make a definitive evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice, and therefore did not include a provision with respect to the said third-party notice.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 7 - LEGAL CLAIMS (CONT'D)

         F. The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior offices of the Bank and/or the Bank's shareholders in connection with events which recently occurred in the Bank.

         G. There is a number of other pending monetary suits that have been filed in court against the Bank. In the opinion of Bank Management, based on legal counsel, the provisions in the Bank's accounting records are adequate to cover claims that may not be rejected or cancelled.

NOTE 8 - INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

         A. On August 8, 2002, further to the approvals of the audit committee and the board of directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification. The types of events include, among other things, realization of pledges, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640,300,000), linked to the CPI of March 2002, linked to the base index published in respect of March 2002. In May 2003, the audit committee and the board of directors of the Bank approved the applicability of the indemnification writ to an additional director who completed his service in the Bank prior to July 11, 2002.

         B. Further to the approval of the audit committee on January 15, 2003, the Bank's board of directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty of care of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2003 (UNAUDITED)

NOTE 8 - INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS (CONT'D)

         C. Further to the approval of the audit committee on January 15, 2003, the Bank's board of directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445,400,000), linked to the CPI of September 2002.

         D. In accordance with the Companies Law - 1999, granting exemptions and indemnifications as described in paragraphs "b" and "c" above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.

         E. On June 1, 2003, the board of directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in an amount of NIS 295 million, filed against the Bank and them in February 2003, the details of which are presented in Note 7.

                               The Industrial Development Bank of Israel Limited

APPENDIX A - PROFIT FROM FINANCING ACTIVITIES BEFORE PROVISION FOR DOUBTFUL
DEBTS

IN TERMS OF SHEKELS OF MARCH 2003

                                                                                  FOR THE                     FOR THE
                                                                             THREE MONTHS ENDED             YEAR ENDED
                                                                                   MARCH 31                 DECEMBER 31
                                                                       ------------------------------       ------------
                                                                           2003              2002               2002
                                                                       ------------      ------------       ------------
                                                                       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                       ------------      ------------       ------------
                                                                                 (UNAUDITED)                  (AUDITED)
                                                                       ------------------------------       ------------
A.     IN RESPECT OF ASSETS
       From credit to the public                                           32.6             444.8              794.1
       From credit to governments                                          (1.5)              6.0               11.8
       From deposits with the Bank of Israel                                0.6               0.9               (1.9)
       From deposits with banks                                            (0.8)              7.1                7.9
       From debentures                                                      0.4              (0.2)               0.5
                                                                           ----            ------              -----

                                                                           31.3             458.6              812.4
                                                                           ----            ------              -----

B.     IN RESPECT OF LIABILITIES
       On deposits of the public                                            7.6             (19.6)             (58.0)
       On deposits of the Government                                       (3.8)           (377.0)            (600.4)
       On deposits of the Bank of Israel                                   47.3               0.1              (93.6)
       On deposits of banks                                                (1.2)            (30.0)             (41.3)
                                                                           ----            ------              -----

                                                                           49.9            (426.5)            (793.7)
                                                                           ----            ------              -----

C.     IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS
         Commission from brokerage transactions
          involving risk                                                      -               7.3               12.7
         Income (expenses) net in respect of financial
          derivatives ALM                                                  22.6             (14.0)              23.3
                                                                           ----            ------              -----

                                                                           22.6              (6.7)              36.0
                                                                           ----            ------              -----

D.     OTHER
       Commission from financing transactions                               5.4               6.3               30.9
       Collection of interest on problematic debts                          0.5                 -                5.0
       Other financing income                                               2.4               0.1                7.0
       Other financing expenses                                            (3.7)             (4.3)             (16.2)
                                                                           ----            ------              -----

                                                                            4.6               2.1               26.7
                                                                           ----            ------              -----
TOTAL OPERATING PROFIT FROM FINANCING EXPENSES BEFORE
  PROVISION FOR DOUBTFUL DEBTS                                              8.6              27.5               81.6
                                                                           ====            ======              =====

                               The Industrial Development Bank of Israel Limited

APPENDIX B - PROVISION FOR DOUBTFUL DEBTS

IN TERMS OF SHEKELS OF MARCH 2003

                                                                         FOR THE THREE MONTHS ENDED MARCH 31 2003 (UNAUDITED)
                                                                         ----------------------------------------------------
                                                                           SPECIFIC        SUPPLEMENTARY
                                                                         ALLOWANCE (*)     ALLOWANCE (**)           TOTAL
                                                                         -------------     --------------        ------------
                                                                          NIS MILLIONS      NIS MILLIONS         NIS MILLIONS
                                                                         -------------     --------------        ------------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
 PERIOD (AUDITED)                                                            634.1              84.7                718.8
                                                                             -----              ----                -----

Allowance provided during the period                                          17.3               3.1                 20.4
Reduction of allowance                                                        (0.3)             (1.3)                (1.6)
                                                                             -----              ----                -----

Amount charged to statement of operations                                     17.0               1.8                 18.8
                                                                             -----              ----                -----

Debts written off                                                             (8.5)                -                 (8.5)
Inflationary erosion and adjustment of balances                               (4.9)                -                 (4.9)
                                                                             -----              ----                -----

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD                                637.7              86.5                724.2
                                                                             -----              ----                -----

                                                                         FOR THE THREE MONTHS ENDED MARCH 31 2003 (UNAUDITED)
                                                                         ----------------------------------------------------
                                                                           SPECIFIC        SUPPLEMENTARY
                                                                         ALLOWANCE (*)     ALLOWANCE (**)           TOTAL
                                                                         -------------     --------------        ------------
                                                                          NIS MILLIONS      NIS MILLIONS         NIS MILLIONS
                                                                         -------------     --------------        ------------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
 PERIOD (AUDITED)                                                            257.7              74.2                331.9
                                                                             -----              ----                -----

Allowance provided during the period                                          42.5               4.7                 47.2
Reduction of allowance                                                           -              (3.5)                (3.5)
Collection of debts written off in previous years                             (0.2)                -                 (0.2)
                                                                             -----              ----                -----

Amount charged to statement of operations                                     42.3               1.2                 43.5
                                                                             -----              ----                -----

Inflationary erosion and adjustment of balances                               (5.8)                -                 (5.8)
                                                                             -----              ----                -----

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD                                294.2              75.4                369.6
                                                                             =====              ====                =====

(*)(**) See next page.

                               The Industrial Development Bank of Israel Limited

IN TERMS OF SHEKELS OF MARCH 2003

                                                                    FOR THE YEAR ENDED DECEMBER 31 2002 (AUDITED)
                                                                 --------------------------------------------------
                                                                   SPECIFIC       SUPPLEMENTARY
                                                                 ALLOWANCE (*)    ALLOWANCE (**)         TOTAL
                                                                 -------------    --------------      ------------
                                                                 NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                 -------------    --------------      ------------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE YEAR                    257.7              74.2              331.9
                                                                    ------             -----             ------

Allowance provided during the year -                                 405.1              16.1              421.2
Reduction of allowance                                                (2.7)             (5.6)              (8.3)
Collection of debts written off in previous years                     (0.2)                -               (0.2)
                                                                    ------             -----             ------

Amount charged to statement of operations                            402.2              10.5              412.7
                                                                    ------             -----             ------

Debts written off                                                     (9.1)                -               (9.1)
Inflationary erosion and adjustment of balances                      (16.7)                -              (16.7)
                                                                    ------             -----             ------

BALANCE OF ALLOWANCE AT THE END OF THE YEAR                          634.1              84.7              718.8
                                                                    ======             =====             ======

(*) Not including the general allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

According to the letter from the Supervisor of Banks in connection with the debt of a customer, in respect of which a receiver has been appointed to dispose of the shares pledged to the Bank, if the pledged shares are not sold by the receiver by June 2003, the Bank is supposed to adjust the debt on the basis of the market value of the shares as of that date.

As of the date of the report, there was a negative difference of NIS 3 million between the amount of the debt and the market value of the shares. The debt is classified as a non-income bearing debt. On May 25, 2003, the difference was still negative and it amounted to NIS 0.6 million.

                               The Industrial Development Bank of Israel Limited

APPENDIX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

IN TERMS OF SHEKELS OF MARCH 2003

                                                                MARCH 31, 2003 (UNAUDITED)
                                    ------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                 THERETO
                                    --------------------------   ---------------------------
                                                    LINKED TO         US           OTHER      NON-MONETARY
                                      UNLINKED       THE CPI        DOLLAR       CURRENCIES      ITEMS         TOTAL
                                    ------------  ------------   ------------   ------------  ------------  ------------
                                    NIS MILLIONS  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                    ------------  ------------   ------------   ------------  ------------  ------------
ASSETS
Cash and deposits
 with banks                              62.9           34.0           67.3            10.2            -        174.4
Securities                                1.8           28.0            2.2               -         45.1         77.1
Credit to the public                  1,305.9        1,300.1        7,808.1           248.9            -     10,663.0
Credit to governments                     0.5           30.9          115.4            38.0            -        184.8
Investment in affiliates                    -              -            0.9               -            -          0.9
Fixed assets                                -              -              -               -          8.9          8.9
Other assets                             45.5              -              -            29.0          3.6         78.1
Perpetual deposits with
 the Israeli Treasury                       -          817.7              -               -            -        817.7
                                      -------       --------        -------       ---------     --------     --------

Total assets                          1,416.6        2,210.7        7,993.9           326.1         57.6     12,004.9
                                      -------       --------        -------       ---------     --------     --------
LIABILITIES
Deposits of the public                  252.9          586.9          131.8            17.2            -        988.8
Deposits of banks                     2,269.4           60.2          148.5            34.2            -      2,512.3
Deposits of the Government                  -          619.7        7,137.8               -            -      7,757.5
Perpetual deposit                         0.1              -              -               -            -          0.1
Capital notes                               -              -           36.2               -            -         36.2
Other liabilities                        12.0           66.1            3.1            21.7          6.6        109.5
                                      -------       --------        -------       ---------     --------     --------

Total liabilities                     2,534.4        1,332.9        7,457.4            73.1          6.6     11,404.4
                                      -------       --------        -------       ---------     --------     --------

Difference                           (1,117.8)         877.8          536.5           253.0         51.0        600.5
                                      =======       ========        =======       =========     ========     ========

EFFECT OF DERIVATIVE
INSTRUMENTS WHICH ARE
NOT HEDGE
Forward transactions
 (excluding options)                    709.1              -         (477.3)         (231.8)           -            -
                                      =======       ========        =======       =========     ========     ========
In the money options, net
 (discounted par value)                  88.8              -          (88.8)              -            -            -
                                      =======       ========        =======       =========     ========     ========

                               The Industrial Development Bank of Israel Limited

IN TERMS OF SHEKELS OF MARCH 2003

                                                                MARCH 31, 2003 (UNAUDITED)
                                    ------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                  THERETO
                                    --------------------------   ---------------------------
                                                    LINKED TO         US           OTHER      NON-MONETARY
                                      UNLINKED       THE CPI        DOLLAR       CURRENCIES      ITEMS         TOTAL
                                    ------------  ------------   ------------   ------------  ------------  ------------
                                    NIS MILLIONS  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                    ------------  ------------   ------------   ------------  ------------  ------------
ASSETS
Cash and deposits
 with banks                             264.7           37.9          236.3            29.5            -        568.4
Securities                              107.2           72.6            5.3               -         35.9        221.0
Credit to the public                  1,424.2        1,879.7        8,777.4           423.7            -     12,505.0
Credit to governments                    10.0           36.8          169.3            42.5            -        258.6
Investment in affiliates                    -              -            0.8               -            -          0.8
Fixed assets                                -              -              -               -         12.3         12.3
Other assets                            130.6              -            1.7            18.9          0.8        152.0
Perpetual deposits with
 the Israeli Treasury                       -          815.4              -               -            -        815.4
                                      -------       --------        -------       ---------     --------     --------

Total assets                          1,936.7        2,842.4        9,190.8           514.6         49.0     14,533.5
                                      -------       --------        -------       ---------     --------     --------

LIABILITIES
Deposits of the public                2,019.7        1,109.8          910.9           117.3            -      4,157.7
Deposits of banks                        16.4          154.9          584.3            71.1            -        826.7
Deposits of the Government                  -          666.9        7,589.9               -            -      8,256.8
Perpetual deposit                         0.1              -              -               -            -          0.1
Capital notes                               -              -           37.7               -            -         37.7
Other liabilities                       145.8           27.1           12.9            35.9         10.2        231.9
                                      -------       --------        -------       ---------     --------     --------

Total liabilities                     2,182.0        1,958.7        9,135.7           224.3         10.2     13,510.9
                                      -------       --------        -------       ---------     --------     --------

Difference                             (245.3)         883.7           55.1           290.3         38.8      1,022.6
                                      =======       ========        =======       =========     ========     ========
FORWARD
 TRANSACTIONS, NET                      321.8              -          (38.9)         (282.9)           -            -
                                      =======       ========        =======       =========     ========     ========

                               The Industrial Development Bank of Israel Limited

IN TERMS OF SHEKELS OF MARCH 2003

                                                             DECEMBER 31, 2003 (AUDITED)
                                    ------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                THERETO
                                    --------------------------   ---------------------------
                                                    LINKED TO         US           OTHER      NON-MONETARY
                                      UNLINKED       THE CPI        DOLLAR       CURRENCIES      ITEMS         TOTAL
                                    ------------  ------------   ------------   ------------  ------------  ------------
                                    NIS MILLIONS  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                    ------------  ------------   ------------   ------------  ------------  ------------
ASSETS
Cash and deposits
 with banks                              58.8           35.8          144.0            11.6            -        250.2
Securities                                1.9           28.2            3.2               -         40.3         73.6
Credit to the public                  1,312.8        1,484.1        8,127.6           279.9            -     11,204.4
Credit to governments                     0.6           33.6          120.4            38.6            -        193.2
Investment in affiliates                    -              -            0.9               -            -          0.9
Fixed assets                                -              -              -               -         10.4         10.4
Other assets                             35.3              -            0.1            14.3          3.5         53.2
Perpetual deposits with
 the Israeli Treasury                       -          821.7              -               -            -        821.7
                                     --------       --------        -------       ---------     --------     --------

Total assets                          1,409.4        2,403.4        8,396.2           344.4         54.2     12,607.6
                                     --------       --------        -------       ---------     --------     --------

LIABILITIES
Deposits of the public                  310.5          790.1          177.8            48.1            -      1,326.5
Deposits of banks                     2,159.7          162.0          176.4            39.6            -      2,537.7
Deposits of the Government                  -          635.0        7,285.9               -            -      7,920.9
Perpetual deposit                         0.1              -              -               -            -          0.1
Capital notes                               -              -           36.2               -            -         36.2
Other liabilities                        36.4           89.4           14.7             9.0         10.9        160.4
                                     --------       --------        -------       ---------     --------     --------

Total liabilities                     2,506.7        1,676.5        7,691.0            96.7         10.9     11,981.8
                                     --------       --------        -------       ---------     --------     --------

Difference                           (1,097.3)         726.9          705.2           247.7         43.3        625.8
                                     --------       --------        -------       ---------     --------     --------

FORWARD
 TRANSACTIONS, NET                      793.0              -         (560.8)         (232.2)           -            -
                                     ========       ========        =======       =========     ========     ========

In the money options, net
 (discounted par value)                 116.9              -         (116.9)              -            -            -
                                     ========       ========        =======       =========     ========     ========